[PERKINS COIE LETTERHEAD]
November 2, 2007
Christina Chalk, Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
Station Place
100 F Street, NE
Washington, D.C. 20549

Re:	Northland Cable Properties Eight Limited Partnership Schedule 13E-3, Filed on October 10, 2007 File No. 5-83184 Preliminary Proxy Statement, Filed on October 10, 2007 File No. 1-16718
Dear Ms. Chalk:
This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 22, 2007 (the “Comment Letter”) regarding the above-referenced preliminary proxy statement (the “Proxy Statement”) and above-referenced Schedule 13E-3 (the “Schedule 13E-3”) filed by Northland Cable Properties Eight Limited Partnership (the “NCP-Eight”) on October 10, 2007. The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Accompanying this letter is an amended Proxy Statement, marked to show changes from the Proxy Statement as filed with the SEC on October 10, 2007. Page references in this letter refer to the corresponding pages in the amended Proxy Statement.
ANCHORAGE • BEIJING • BELLEVUE • BOISE • CHICAGO • DENVER • LOS ANGELES • MENLO PARK
OLYMPIA • PHOENIX • PORTLAND • SAN FRANCISCO • SEATTLE • SHANGHAI • WASHINGTON, D.C.
Perkins Coie llp and Affiliates

November 2, 2007

Schedule 13E-3
Comment No. 1
In your response letter, explain why you have not included Messrs. Whetzell and Clark as filers on the Schedule 13E3. In this regard, we note that you have provided the individual fairness determinations for these two individuals (see page 27 of the proxy statement). In addition, they are “executive officers” and equity owners of the general partner. Your analysis should describe in greater detail each individual’s role in initiating and negotiating these proposed transactions, as well as each person’s relationship with these entities. We may have additional comments after reviewing your response.
Response to Comment No. 1
Mr. Clark and Mr. Whetzell have signed an amended Schedule 13E-3 as filing persons. In response to the Staff’s comment, NCP-Eight has added disclosure on page 3 of the Proxy Statement regarding Mr. Clark and Mr. Whetzell.
Comment No. 2
We note the disclosure on page 2 of the Summary section of the proxy statement that the general partner may assign “to one or more of its affiliates” the right to purchase the assets of NCP-Eight. Note that if such an assignment occurs, the party or parties to whom such right is assigned would likely need to be included as filing persons on the Schedule 13E-3 and must satisfy all of the disclosure, dissemination and timing requirements of that Schedule and Rule 13e-3. Please confirm your understanding in your response letter.
Response to Comment No. 2
     In response to the Staff’s comment, NCP-Eight has added disclosure on page 3 of the Proxy Statement regarding two potential assignees pursuant to the proposed alternative sale agreement. NCP-Eight confirms its understanding that if the general partner assigns the right to purchase the assets of NCP-Eight to one or more of its affiliates, the party or parties to whom such right is assigned would likely need to be included as filing persons on the Schedule 13E-3 and must satisfy all of the disclosure, dissemination and timing requirements of that Schedule and Rule 13e-3.
Comment No. 3
Please file as an exhibit to the Schedule 13E-3 any written materials provided to the filing persons by Duff & Phelps in connection with its fairness analysis. Such materials may include "board books” or any other written reports, opinions or appraisals generated by the fairness advisor and provided to NCP-Eight and/or the general partner in connection with these transactions.

November 2, 2007

Response to Comment No. 3
NCP-Eight has filed as Exhibit (c) to the amended Schedule 13E-3 a board book prepared by Duff & Phelps and presented to the general partner on September 27, 2007. No other written materials were provided by Duff & Phelps to NCP-Eight or the general partner in connection with the transactions.
Comment No. 4
See our last comment above. Similarly, file as an exhibit to the Schedule 13E-3 any written materials provided by Daniels & Associates in connection with its search for potential purchasers for NCP-Eight. We note in particular the statement on page 6 in the Summary section of the proxy statement that the bids solicited by Daniels & Associates “were used in part in the determination of the fair market value of the assets and in the general partner’s evaluation of the proposed sales price for the assets.”
Response to Comment No. 4
NCP-Eight advises the Staff that it did not receive any written materials from Daniels & Associates that in its opinion materially relate to the Rule 13e-3 transaction.
PREM14A — General
Comment No. 5
Throughout the proxy statement, including in the sections required by Rule 13e-3 and Schedule 13E-3, you focus your disclosure principally upon the Green River transaction. While we understand that the sale to Green River is the first or primary transaction upon which limited partners are being asked to vote, the actual affiliated transaction is the sale to the general partner. Therefore, the sections of the proxy statement addressing fairness should be focused on the procedural and substantive fairness of the alternative transaction. Currently, you devote only a short paragraph to the discussion of fairness of the alternative transaction and much more lengthy disclosure to the discussion of the fairness of the Green River transaction. While we understand that many of the terms of the primary and alternative transaction are the same, they are not identical. Please revise generally throughout the proxy statement, and particularly the discussion of fairness, to focus on the affiliated transaction.

November 2, 2007

Response to Comment No. 5
In response to the Staff’s comment, NCP-Eight has generally revised the disclosure throughout the Proxy Statement, especially in the section entitled “Special Factors of the Proposed Sales—Fairness of the Proposed Sales—Material Factors Underlying Belief as to Fairness” beginning on page 27 of the Proxy Statement.
Comment No. 6
Clarify generally that if limited partners do not approve the Green River transaction but approve the alternative transaction, the alternative transaction will be effected (assuming all other conditions to closing are met). It is not immediately apparent from reading the forepart of the proxy statement that the failure of limited partners to approve the first proposal would in and of itself “trigger” the alternative transaction (assuming that the latter is approved). This is not clear until the reader reviews the conditions to the Green River transaction presented later in the proxy statement.
Response to Comment No. 6
In response to the Staff’s comment, NCP-Eight has added disclosure on page 8 clarifying that if the limited partners fail to approve the Green River transaction but approve the alternative sale transaction, NCP-Eight will likely enter into the alternative purchase agreement with the general partner. Additionally, NCP-Eight has added the disclosure on page 43 and a risk factor on page 22 of the Proxy Statement clarifying that the general partner may choose not to enter into the alternative purchase agreement even if the Green River transaction is terminated and the alternative sale transaction is duly approved by the limited partners.
Summary Term Sheet, page 1
Comment No. 7
Revise the first sentence here to clarify that the Summary contains a brief discussion of the material terms of the proposed transactions, not simply “selected” information about them.
Response to Comment No. 7
In response to the Staff’s comment, NCP-Eight has made the requested revision on page 1 of the Proxy Statement.

November 2, 2007

Comment No. 8
We note that the alternative transaction is on “substantially the same terms as the Green River transaction.” Add a new section here highlighting the differences, and their impact on limited partners. Provide alternate disclosure, assuming that Proposal 3 passes, as well as if it does not.
Response to Comment No. 8
In response to the Staff’s comment, NCP-Eight has added disclosure on page 3 of the Proxy Statement.
Alternative Sale of NCP-Eight’s Assets to the General Partner, page 2
Comment No. 9
Here or in a new section of the Summary, consider describing the relationship between the general partner and NCP-Eight. For example, are these entities commonly controlled by the same individuals?
Response to Comment No. 9
In response to the Staff’s comment, NCP-Eight has added disclosure on page 2 of the Proxy Statement.
Amendment to the NCP-Eight Agreement, page 3
Comment No. 10
Expand this section to explain the existing appraisal procedure rights that would be afforded limited partners in the event that the alternative sale transaction is effected, and how those rights would be impacted if the Proposal 3 is approved.
Response to Comment No. 10
In response to the Staff’s comment, NCP-Eight has added disclosure on page 4 of the Proxy Statement.

November 2, 2007

Interests of the General Partner’s Executive Officers in the Proposed Sale, page 5
Comment No. 11
Briefly explain the nature of the conflict of interest related to the executive officers of the general partner. If there is no conflict of interest because these individuals do not own any limited partnership units, delete this section.
Response to Comment No. 11
In response to the Staff’s comment, NCP-Eight has added disclosure on page 6 of the Proxy Statement.
Likely Consequences of Your Vote, page 6
Comment No. 12
See our comment above. The disclosure under “Likely Consequences of a Vote to “DISAPPROVE” the Proposed Green River Transaction” seems to imply that if the Green River transaction is not approved, the alternative transaction with the general partner cannot be consummated. If this is the case, the disclosure throughout the proxy statement should be clarified to reflect. In addition, if that is the case, it appears that Proposal 2 should be conditioned on the approval of Proposal 1. Please revise on both the proxy card and in the disclosure materials.
Response to Comment No. 12
In response to the Staff’s comment, NCP-Eight has revised the disclosure under “Likely Consequences of a Vote to “DISAPPROVE” the Proposed Green River Transaction” on page 8 of the Proxy Statement to provide clarification that NCP-Eight may enter into the alternative sale transaction even if the Green River transaction is not approved.
Summary Historical Financial Information, page 9
Comment No. 13
Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.
Response to Comment No. 13
In response to the Staff’s comment, NCP-Eight has added disclosure on page 36 of the Proxy Statement.

November 2, 2007

Risk Factors Pertaining to the Ongoing Operation of NCP-Eight, page 11
Comment No. 14
This section should be relocated to a later part of the proxy statement after the “Special Factors” section, which is required by Rule 13e-3(e)(1)(ii) to be at the forepart of the disclosure document.
Response to Comment No. 14
In response to the Staff’s comment, NCP-Eight has moved the section entitled “Special Factors of the Proposed Sales” to page 11 of the Proxy Statement and has relocated its discussion of the risks of ongoing operations to this section.
Special Factors — Secondary Sales of Units of Limited Partnership Interest, page 17
Comment No. 15
State how many units the bidder offered to purchase in the prior tender offer to which you cite.
Response to Comment No. 15
In response to the Staff’s comment, NCP-Eight has added disclosure on page 11 of the Proxy Statement.
Comment No. 16
Are you aware of any recent sales prices for NCP-Eight units that have traded in the secondary market, either through the American Partnership Board or otherwise? If so, please disclose.
Response to Comment No. 16
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 11-12 of the Proxy Statement regarding the price range for units sold recently in secondary market transactions through the American Partnership Board to the extent that those sales have been brought to the general partner’s attention. NCP-Eight supplementally advises the Staff that it is not aware of any recent secondary market transactions that were entered into other than through the American Partnership Board.

November 2, 2007

Chronology of Events Leading up to the Proposed Sales, page 18
Comment No. 17
See our comments above. Item 1015 requires you to describe any “report, opinion or appraisal” obtained from any third party that is materially related to a going-private transaction. Item 1015 is not limited to reports related to the fairness of the consideration to be received by security holders in the transaction, nor is it limited in scope to reports obtained with the specific transaction being effected in mind. Note that Item 1015 encompasses both oral and written reports. Oral reports may include presentations and other status reports to the limited partnership during the auction process. Please provide the disclosure required by Item 1015 as to Daniels & Associates and any reports, opinions or appraisals it prepared for NCP-Eight.
Response to Comment No. 17
NCP-Eight advises the Staff that the general partner did not receive any reports, opinions or appraisals from Daniels & Associates during the auction process materially relating to the consideration or the fairness of the consideration to be offered to limited partners or the fairness of the transaction to NCP-Eight or to the limited partners who are not affiliates. While Daniels did provide oral status updates from time to time to the general partner, these oral status updates did not relate to the consideration or the fairness of the consideration, but rather related to other items such as the number of potential bidders contacted and the number of potential bidders expressing serious interest in purchasing NCP-Eight’s assets.
Comment No. 18
Describe all material terms of the Orange Broadband bid received in February 2007, with a focus on the contrast between such bid and the bid accepted from Green River, and how you reached the conclusion that the latter’s bid was preferable. Compare the anticipated distribution amounts limited partners would have received pursuant to the Orange Broadband bid.
Response to Comment No. 18
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 12-13 of the Proxy Statement.

November 2, 2007

Comment No. 19
Explain why, when it sought a “contingency plan” in the event the Green River transaction could not be consummated, it elected not to resolicit additional bids through an auction process or contact those parties who had previously expressed an interest in the limited partnership’s assets.
Response to Comment No. 19
In response to the Staff’s comment, NCP-Eight has added disclosure on page 13-14 of the Proxy Statement.
Reasons for the Proposed Sales, page 19
Comment No. 20
See our comment above concerning the need to provide more details for the reasons for the alternative (affiliated) transaction, rather than focusing almost exclusively on the reasons for the Green River transaction. Please revise generally.
Response to Comment No. 20
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 13-14 of the Proxy Statement.
Comment No. 21
Instead of simply listing the factors the general partner considered in recommending these transactions, expand to discuss how the general partner considered and analyzed each factor. For example, what specific terms of the Green River transaction did the general partner consider and how did it analyze each to arrive at the decision to pursue this transaction? Provide this expanded discussion for both the positive and negative factors it considered.
Response to Comment No. 21
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 12-13 of the Proxy Statement.
Comment No. 22
Refer to the last paragraph in this section on page 20. Identify Messrs. Clark and Whetzell by their relation to NCP-Eight (and by their relationship to the other filing persons, if applicable). Their role as executive officers of the general partner is not described until page 27 of the proxy

November 2, 2007

statement. In addition, in your revised disclosure here, identify each man’s ownership interest in Northland Telecommunications Corp., rather than describing them generically as “equity owners.”
Response to Comment No. 22
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 14-15 of the Proxy Statement.
Risks Factors Pertaining to the Proposed Sales — The amount and timing of final distributions to limited partners may be adversely affected by changes in subscriber revenue, page 26
Comment No. 23
Provide examples of the potential reduced distribution to limited partners based on a fall in revenues after the Green River or the alternative transaction is consummated.
Response to Comment No. 23
In response to the Staff’s comment, NCP-Eight has added disclosure on page 21 of the Proxy Statement.
Fairness of the Proposed Sales — The General Partner’s Beliefs as to Fairness, page 27
Comment No. 24
Explain how the general partner considered the fact that the alternative transaction will be consummated only if Proposal 3 in assessing the fairness of that proposed transaction. Why did the general partner specifically condition the alternative transaction on limited partners’ willingness to waive their right to an independent appraisal process as currently required under the terms of the limited partnership agreement?
Response to Comment No. 24
In response to the Staff’s comment, NCP-Eight has added disclosure on page 29 of the Proxy Statement.
Comment No. 25
See our comments above regarding the need to expand the disclosure relating to the affiliated alternative transaction. This section contains several pages addressed to the fairness of the Green River sale but only a single, conclusory paragraph at the end of the section relating to the

November 2, 2007

affiliated alternative transaction. We know that some of the factors applicable to the fairness analysis of the latter transaction will also apply to the proposed alternative sale; however, some of the features of the alternative sale are not the same as those in the sale to Green River. For example, the former is subject to a financing condition, and allows the affiliated purchaser an "out” after a certain period if it is unable to obtain financing which is apparently not available to the limited partnership.
Response to Comment No. 25
In response to the Staff’s comment, NCP-Eight has revised the disclosure in the section entitled “Special Factors of the Proposed Sales—Fairness of the Proposed Sales—Material Factors Underlying Belief as to Fairness” beginning on page 27 of the Proxy Statement.
Comment No. 26
Clarify whether the Duff & Phelps opinion applies to the proposed alternative sale as well as the Green River transaction. If it does not, explain why not.
Response to Comment No. 26
In response to the Staff’s comment, NCP-Eight has added the disclosure on page 28 of the Proxy Statement. Also, NCP-Eight advises the Staff supplementally that the general partner believes that the costs associated with obtaining a separate opinion as to the fairness of the alternative sales transaction would outweigh any perceived benefits from such an opinion.
Comment No. 27
Clarify why Duff & Phelps was not engaged to address the fairness of the distributions to limited partners.
Response to Comment No. 27
NCP-Eight advises the Staff supplementally that Duff & Phelps was engaged to address the fairness of the aggregate consideration to be received by limited partners in the Green River transaction rather than the fairness of the distributions to the limited partners because the distributions to each limited partner vary depending on a limited partner’s capital account balance.
Comment No. 28
Refer to the last bullet point on the bottom of page 28. Your disclosure there refers to “recent unsolicited offers” for the limited partnership units. However, your disclosure earlier in the proxy statement mentioned only one offer by MacKenzie Patterson. Please expand to clarify.

November 2, 2007

Describe all material terms of any offers for the units, including the price per unit, and the percentage of the outstanding units sought in the tender offer(s).
Response to Comment No. 28
In response to the Staff’s comment, NCP-Eight has revised the disclosure on page 28 to clarify that only one unsolicited offer has been received for the limited partnership units and to describe the material terms of this offer.
Opinion of Duff & Phelps, page 29
Comment No. 29
In the first paragraph, where you explain the limits on the scope of the Duff & Phelps fairness opinion, explain that limited partners may not receive all of the anticipated proceeds of the Green River sale because of the potential purchase price adjustments based on future subscriber revenue. In your discussion of the analyses of the fairness advisor that follows, clarify how the potential purchase price adjustments to which this sale may be subject factored into (or did not factor into) Duff & Phelps’ analysis of fairness.
Response to Comment No. 29
In response to the Staff’s comment, NCP-Eight has added the disclosure on page 30 of the Proxy Statement.
Comment No. 30
See our comments above. Explain why the Duff & Phelps fairness opinion does not address (i) the alternative sales transaction or (ii) the amount of the distribution to be received by limited partners in either transaction.
Response to Comment No. 30
NCP-Eight advises the Staff supplementally that it did not engage Duff & Phelps to address the fairness of the alternative sales transaction because it contains substantially the same terms (including purchase price and valuation) as the Green River transaction. Accordingly, the general partner believes that the costs associated with obtaining a separate opinion as to the fairness of the alternative sales transaction would outweigh any perceived benefits from such an opinion. Duff & Phelps was engaged to address the fairness of the aggregate consideration to be received by limited partners in the Green River transaction rather than the fairness of the distributions to the limited partners because the distributions to each limited partner vary depending on a limited partner’s capital account balance.

November 2, 2007

Comment No. 31
Refer to the disclosure in the middle of page 30, where you state that the summary here is “not a comprehensive description of all analyses and factors considered by Duff & Phelps.” This qualifier is inappropriate since Item 1015(b)(6) requires your summary to be complete. Please revise or delete.
Response to Comment No. 31
In response to the Staff’s comment, NCP-Eight has deleted the qualifying text on page 30 of the Proxy Statement.
Comment No. 32
On page 31 in this section, you disclose that Duff & Phelps reviewed management projections for the fiscal years ended December 31, 2007 through 2016. All projections prepared by management and provided to the fairness advisor must be disclosed in the proxy statement.
Response to Comment No. 32
In response to the Staff’s comment, NCP-Eight has filed as Exhibit (c) to the amended Schedule 13E-3 a board book prepared by Duff & Phelps that includes the projections prepared and provided by NCP-Eight.
Comment No. 33
With respect to the “letters of intent and interest” referenced in the fourth from the last bullet point on page 31, please describe the material terms of any alternative proposals received, to the extent (i) not already previously described in the proxy statement or (ii) added in response to other comments.
Response to Comment No. 33
In response to the Staff’s comment, NCP-Eight has added the disclosure on page 34 of the Proxy Statement.
Comment No. 34
Under “Application of Selected Multiples” on page 34, describe the “certain company specific risk factors” Duff & Phelps attributed to NCP-Eight.

November 2, 2007

Response to Comment No. 34
In response to the Staff’s comment, NCP-Eight has added the disclosure on page 34 of the Proxy Statement.
Specific Terms of the Proposed Asset Sales — Potential Purchase Price Adjustments, page 36
Comment No. 35
Define “material” as that term is used in the second to last paragraph in this section on page 37. Consider providing a range to best describe the potential anticipated possible limits of a downward adjustment in the amount of the purchase price.
Response to Comment No. 35
In response to the Staff’s comment, and based upon the general partner’s updated assessment of its outlook, NCP-Eight has deleted the term “material” from the disclosure on page 40 of the Proxy Statement.
Purchaser’s Sources of Funds, page 38
Comment No. 36
You state that if the alternative sale transaction is consummated instead of the Green River sale, "the purchase price will be financed.” Describe the status of the general partner’s search for financing, and the expected terms. Note whether there are any parameters (and if so, describe them) on the terms of such financing. In addition, since the general partner is a private entity for which little information is publicly available, provide all material information such that limited partners can assess the likelihood that it will be able to obtain adequate financing on satisfactory terms.
Response to Comment No. 36
In response to the Staff’s comment, NCP-Eight has added disclosure on page 41 of the Proxy Statement.

November 2, 2007

General Structure of the Alternative Sale Transaction, page 39
Comment No. 37
Explain why the alternative purchase agreement has not yet been executed and discuss any risks for limited partners. Make it clear earlier in the disclosure document that there is actually no current, signed agreement relating to the alternative sale transaction, as there is with the Green River transaction.
Response to Comment No. 37
In response to the Staff’s comment, NCP-Eight has added disclosure on page 43 of the Proxy Statement and has added related risk factor discussion on page 22.
Comment No. 38
See our comment above. Here or where you discuss the financing for the alternative sale transaction, describe in greater detail the parameters on what constitutes “satisfactory financing” as used here and describe the efforts to date and expectations of the general partner with regard to a financing source.
Response to Comment No. 38
In response to the Staff’s comment, NCP-Eight has added disclosure on page 41 of the Proxy Statement.
Comment No. 39
See the last two comments above. In the risk factors section, discuss in detail the risks associated with the general partner’s lack of current financing for the alternative sale, as well as the lack of any executed agreement.
Response to Comment No. 39
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 21-22 of the Proxy Statement.

November 2, 2007

Amendment of the NCP-Eight Partnership Agreement, page 39
Comment No. 40
Describe the existing independent appraisal procedures currently required under the limited partnership agreement, both generally and as they relate to the Green River and alternative sale transactions. Your current disclosure in this section contains the qualifier “among other things” preceding the description, implying that other provisions exist but are not described. Your expanded disclosure should address why and how those provisions were originally adopted.
Response to Comment No. 40
In response to the Staff’s comment, NCP-Eight has added disclosure on page 43 of the Proxy Statement.
Comment No. 41
It appears that the appraisal procedures apply only to the alternative sale transaction. If this is the case, please clearly state. In addition, state why those procedures apply only to the affiliated transaction but not the sale to Green River. That is, were they intended to provide additional protections to limited partners in the case of a sale to an affiliated party?
Response to Comment No. 41
In response to the Staff’s comment, NCP-Eight has added disclosure on page 43 of the Proxy Statement.
Comment No. 42
Explain what will happen if the alternative sale transaction is effected but Proposal 3 is not approved. The fact that the alternative sale transaction is conditioned on the adoption of Proposal 3 is not disclosed other than on the form of proxy card itself. Provide similar disclosure in the appropriate part of the Summary section. Your disclosure should address both the currently-proposed transactions, as well as the future of the limited partnership generally.
Response to Comment No. 42
In response to the Staff’s comment, NCP-Eight has added disclosure on pages 4 and 43 of the Proxy Statement. Relevant disclosure is also provided on page 9.

November 2, 2007

Comment No. 43
Discuss the impact if Proposal 3 passes but Proposal 2 does not. This would obviously impact any future affiliated transactions and should be discussed.
Response to Comment No. 43
In response to the Staff’s comment, NCP-Eight has added disclosure on page 43 of the Proxy Statement.
The General partner, page 44
Comment No. 44
In light of the fact that the alternative sale transaction will be an affiliated transaction and the fact that Northland Communications Corp. may decline to consummate the purchase of NCP-Eight if it cannot obtain satisfactory financing for the purchase, expand to provide the information about the general partner that limited partners need to assess the likelihood of the its being able to do so in the current credit environment.
Response to Comment No. 44
In response to the Staff’s comment, NCP-Eight has added disclosure on page 49 of the Proxy Statement.
Comment No. 45
In addition, provide expanded disclosure about the control persons (both equity owners and management) of the general partner and any other relationship with or interest in NCP-Eight other than through their positions with its general partner.
Response to Comment No. 45
In response to the Staff’s comment, NCP-Eight has added disclosure on page 49 of the Proxy Statement.
Each filing person of the Schedule 13E-3 acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

November 2, 2007

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We note with thanks and approval the Staff’s extraordinary effort in providing NCP-Eight with the Comment Letter less than 30 days after the Proxy Statement and the Schedule 13E-3 was filed. If you have any questions concerning the foregoing, please contact Georges H.G. Yates at (206) 359-3402 or Rebecca H. Hoskins at (206) 359-8175.
Very truly yours,
/s/  GEORGES H.G. YATES
Georges H.G. Yates
Enclosures
cc:      Northland Cable Properties Eight Limited Partnership